UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 6)*
Diamond Resorts International, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
25272T 104
(CUSIP Number)
Lowell D. Kraff
10600 West Charleston Boulevard
Las Vegas, NV 89135
(702) 684-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of Reporting Persons Best Amigos Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 1,168,277
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,168,277
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,168,277
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.59% (1)
14	Type of Reporting Person OO
(1)
Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

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1	Names of Reporting Persons Diamond Oursurance, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 287,686
	8	Shared Voting Power 0
	9	Sole Dispositive Power 287,686
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 287,686
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.39% (2)
14	Type of Reporting Person OO
(2)
Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

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1	Names of Reporting Persons LDK Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 102,765
	8	Shared Voting Power 0
	9	Sole Dispositive Power 102,765
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 102,765
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.14% (3)
14	Type of Reporting Person OO
(3)
Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

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1	Names of Reporting Persons Lowell D. Kraff
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 2,799,442(4)
	8	Shared Voting Power 4,967,301(5)
	9	Sole Dispositive Power 2,799,442 (4)
	10	Shared Dispositive Power 4,967,301(5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,766,743 (4)(5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.41% (6)
14	Type of Reporting Person OO
(4)
Includes (i) 1,212,585 shares of common stock issuable upon exercise of an option held by Mr. Kraff which is currently vested and (ii) an aggregate of 1,586,857 shares of common stock held by Best Amigos Partners, LLC, Praesumo Partners, LLC, Diamond Oursurance, LLC, and LDK Holdco, LLC. Mr. Kraff is the sole manager of Best Amigos Partners, LLC, the managing member of Praesumo Partners, LLC, the sole manager of Diamond Oursurance, LLC, and the sole member of LDK Holdco, LLC.

(5)
Includes 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Mr. Kraff is the managing member of Praesumo Partners, LLC, one of the managing members of 1818 Partners, LLC.

(6)
Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

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This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Best Amigos Partners, LLC (“BAP”), Diamond Oursurance, LLC, LDK Holdco, LLC and Lowell D. Kraff (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to such Schedule 13D filed on June 13, 2014, August 18, 2014, October 3, 2014, March 4, 2015 and March 10, 2015, respectively (as so amended, the “Schedule 13D”). This Amendment No. 6 is being filed by the Reporting Persons to report the sale by BAP of 28,260 shares of Common Stock pursuant to the underwriter’s exercise of its over-allotment option in connection with an underwritten public offering, and related matters. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.    Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following:
On March 20, 2015, BAP, together with Cloobeck Diamond Parent, LLC (“CDP”) and DRP Holdco, LLC (“DRPH” and together with BAP and CDP, collectively, the “Selling Stockholders”), sold an aggregate of 802,316 shares (the “Over-allotment Shares”) of Common Stock, including 28,260 shares (the “BAP Over-Allotment Shares”) of Common Stock sold by BAP, pursuant to an exercise of the Over-allotment Option as provided in the Underwriting Agreement. The Selling Stockholders received net proceeds (before expenses) of $26,468,906 in the aggregate (or $32.99 per share) from the sale of the Over-allotment Shares, including $932,315 received by BAP in respect of the BAP Over-Allotment Shares.
After giving effect to the foregoing sales by the Selling Stockholders, the Amended Stockholders Agreement covers, as of March 20, 2015, an aggregate of 26,956,350 outstanding shares of Common Stock, representing approximately 36.73% of the outstanding Common Stock (based on 74,909,138 shares of Common Stock outstanding as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the SEC, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015).
Item 5. Interest in Securities of the Issuer.
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:
(a)  The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,766,743 shares of Common Stock, representing approximately 10.41% of the Issuer’s outstanding Common Stock (based on 74,909,138 shares of Common Stock outstanding as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the SEC, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of Common Stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015).

(b) Mr. Kraff has sole voting power and sole dispositive power with regard to (i) 1,212,585 shares of Common Stock underlying options held by him and (ii) an aggregate of 1,586,857 shares of Common Stock held by BAP, Praesumo, Oursurance, and LDK. Mr. Kraff is (i) the sole manager of BAP, (ii) the managing member of Praesumo, (iii) the sole manager of Oursurance, and (iv) the sole member of LDK. Mr. Kraff has shared voting power and shared dispositive power with regard to 4,967,301 shares of Common Stock underlying the Call Options held by 1818 Partners. Mr. Kraff is the managing member of Praesumo, which is one of the managing members of 1818 Partners. BAP has sole voting power and sole dispositive power with regard to 1,168,277 shares of Common Stock held by it. Oursurance has

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sole voting power and sole dispositive power with regard to 287,686 shares of Common Stock held by it. LDK has sole voting power and sole dispositive power with regard to 102,765 shares of Common Stock held by it.

(c) Except as set forth in Item 4, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended by adding the following:
In connection with the March 2015 Offering, 421,880 shares of Common Stock previously pledged by BAP to Guggenheim and 102,765 shares of Common Stock pledged by LDK to Guggenheim, for the benefit of the lenders, to secure loans to Mr. Kraff were released from such pledge upon the repayment and termination of such loans.

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SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 24, 2015

BEST AMIGOS PARTNERS, LLC
/s/ Jared T. Finkelstein, as attorney-in-fact for Best Amigos Partners, LLC
Jared T. Finkelstein, attorney-in-fact for Best Amigos Partners, LLC

DIAMOND OURSURANCE, LLC
/s/ Jared T. Finkelstein, as attorney-in-fact for Diamond Oursurance, LLC
Jared T. Finkelstein, attorney-in-fact for Diamond Oursurance, LLC

LDK HOLDCO, LLC
/s/ Jared T. Finkelstein, as attorney-in-fact for LDK Holdco, LLC
Jared T. Finkelstein, attorney-in-fact for LDK Holdco, LLC

LOWELL D. KRAFF
/s/ Jared T. Finkelstein, as attorney-in-fact for Lowell D. Kraff
Jared T. Finkelstein, attorney-in-fact for Lowell D. Kraff

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